UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

INDIGO INTERNATIONAL, CORP.
(Exact name of registrant as specified in its charter)

Nevada	68-0680858
(State or Jurisdiction	(IRS Employer
of Incorporation)	Identification No.)

Regus Continental Square, Rua Olimpíadas
205 - 4th Floor, Vila Olímpia,
São Paulo, Brazil 04551-000
(Address of principal executive offices) (Zip code)

55 11 3728 9252
(Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS SCHEDULE 14F. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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INDIGO INTERNATIONAL, CORP.
Regus Continental Square, Rua Olimpíadas
205 - 4th Floor, Vila Olímpia,
São Paulo, Brazil 04551-000

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE OF COMPOSITION OF THE BOARD OF DIRECTORS

October 31, 2011

As used in this Information Statement on Schedule 14f-1 (the “Information Statement”), the terms “we”, “us”, and “our” refer to Indigo International, Corp., a Nevada corporation. All references to currency are stated in United States dollars unless otherwise indicated.

This Information Statement is being furnished to holders of record of the common stock of our company, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about November 2, 2011, by our company to the holders of record of shares of our common stock as of the close of business on October 27, 2011. On the 10th day after this Information Statement has been mailed to the stockholders, Odelio R. Arouca will be our sole director and officer (the “Effective Date”).

Pursuant to the terms of the Affiliate Stock Purchase Agreement (the “Agreement”) dated October 25, 2011 between Odelio R. Arouca and Ireneusz Nawrot, Mr. Arouca purchased 3,000,000 shares of common stock from the following persons:

The purchase price of the shares was $30,000, which was paid in cash and by the personal funds of Mr. Arouca.

Odelio Arouca now owns 3,000,000 of our shares of common stock, which is 66.52% of our issued and outstanding shares of common stock as of September 3, 2010.

Effective October 25, 2011, Ireneusz Nawrot resigned as our President, Secretary and Treasurer. Also, effective October 25, Mr. Arouca was appointed as our CEO, CFO, Secretary, Treasurer and to our company’s board of directors, which increased the current board of directors to two members.

Ireneusz Nawrot wishes to resign as a director of our company, which would result in Mr. Arouca being the sole director of our company. The resignation will be effective 10 days after the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 or Regulation 14E thereunder.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least 10 days prior to the date that a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF ODELIO AROUCA TO THE BOARD OF DIRECTORS UPON THE EFFECTIVE DATE. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND OUR COMPANY A PROXY. YOU ARE URGED TO READ THIS

INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

VOTING SECURITIES

Our company is authorized to issue 75,000,000 shares of common stock, par value of $0.001 per share. On October 28, 2011, there were 4,510,000 shares of our common stock issued and outstanding.

Each share of issued and outstanding common stock entitles the holder thereof to fully participate in all stockholder meetings, to cast one vote on each matter with respect to which stockholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the common stock, as well as in the net assets of the corporation upon liquidation or dissolution.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of October 28, 2011, certain information regarding the beneficial ownership of our company’s common stock. The table sets forth the beneficial ownership of (i) each person who, to our knowledge, beneficially owns more than 5% of the outstanding shares of our common Stock; (ii) each of our current directors and officers; and (iii) all of our current officers and directors as a group. The number of shares owned includes all shares beneficially owned by such persons, as calculated in accordance with Rule 13d-3 promulgated under the Exchange Act. Under such rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days of October 28, 2011 through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement.

Title of Class	Name and address of beneficial owner	Amount of beneficial ownership [1]	Percent of class
Common Stock	Odelio R. Arouca Regus Continental Square, Rua Olimpíadas 205 - 4th Floor, Vila Olímpia São Paulo, Brazil 04551-000	3,000,000 Direct	66.52%
	Officer and Director as a group	3,000,000	66.52%

1 Beneficial ownership percentage is based on 4,510,000 shares of common stock as of October 28, 2011.

CHANGE OF CONTROL

There will be a change in control of our company that will occur as a result of the transaction contemplated in the Agreement.

DIRECTORS AND EXECUTIVE OFFICERS

The following individuals serve as our current directors and executive officers of our company as of the date of this current report. All directors of our company hold office until the next annual meeting of our shareholders or until their successors have been elected and qualified. The executive officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office.

Name	Position Held with our Company	Age	Date First Elected or Appointed
Ireneusz Antoni Nawrot [1]	Director (former President, Secretary and Treasurer)	49	June 2, 2010
Odelio Arouca	CEO, CFO, Secretary, Treasurer and Director	33	October 25, 2011

1 Mr. Nawrot resigned as an officer effective October 25, 2011 and will resign as a director of our company on the 11th day after the mailing of an information statement on Schedule 14F-1.

Business Experience

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee of our company, indicating the person’s principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee of our company, indicating the person’s principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Ireneusz Antoni Nawrot

Mr. Nawrot obtained a Bachelor’s degree in Agriculture from the Agricultural University of Poznan (August Cieszkowski Agricultural University of Poznan), located in Poland, in June 1981. After graduation Mr. Ireneusz Antoni Nawrot has been working for various agricultural companies in Poland and Europe, whose businesses were involved in the production, processing, marketing and use of foods, fibers and byproducts from plant crops. In 1988 Mr. Nawrot opened his own agricultural company “Gospodarstwo Ogrodniczo Pieczarskie,” specializing in commercial production of white mushrooms (Agaricus bisporus). Since 1988 “Gospodarstwo Ogrodniczo Pieczarskie” is the only company Mr. Nawrot has worked for. Mr. Nawrot’s company “Gospodarstwo Orgodniczo Pieczarskie” is involved in the commercial production of mushrooms only; it is not a consulting company to the mushroom industry. Even though Mr. Nawrot has not provided consulting services to mushroom growers, his has over 22 years of experience in mushroom growing industry. His experience, qualifications and attributes have led to our conclusion that Mr. Ireneusz Antoni Nawrot should be serving as a member of our Board of Directors in light of our business and structure. Mr. Nawrot has not been a member of the board of directors of any corporations during the last five years

Odelio Arouca

Mr. Arouca has over eight years of experience in private equity. Mr. Arouca worked for Pátria Investimentos, a Brazilian private equity firm partially owned by the Blackstone Group, where he had an extensive involvement in monitoring and managing of portfolio companies. Most recently, he worked as Director of New Business and Secretary of the board of directors at DASA [DASA3.SA], a successful private equity case and currently the largest medical diagnostic company in Latin America, with market capitalization of over U$3.0 billion.

Mr. Arouca has experience with mergers of businesses acquired by DASA over time. He acted in the company’s IPO and led its follow-on equity offering of approximately US$300 million. Mr. Arouca structured DASA’s Investor Relations area, representing the company worldwide. He was also responsible for structuring the issuing of US$100 million in securities used to finance further acquisitions. Mr. Arouca holds an MBA from The University of Chicago Booth School of Business and a Bachelor’s Degree in Business Administration from Fundação Getulio Vargas São Paulo - Brazil.

Family Relationships

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

Involvement in Certain Legal Proceedings

None of our directors, executive officers, promoters or control persons, or any proposed directors, has been involved in any of the following events during the past five years:

  a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

  conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offenses;
  being subject to any order, judgement or decree, not substantially reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking business; and/or being found by a court of competent jurisdiction, in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgement has not been reversed, suspended or vacated.

Legal Proceedings

We know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our company.

CORPORATE GOVERNANCE

Our board of directors held no formal meetings during the most recently completed fiscal year ended November 30, 2010. All proceedings of the board of directors were conducted by resolutions consented to in writing by our directors and filed with the minutes of the proceedings of the board. Such resolutions consented to in writing by our directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of the board of directors duly called and held.

Nominating and Audit Committee

As of the date of this Information Statement, we currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our board of directors.

As of the date of this Information Statement, our board of directors has determined that Mr. Nowrot qualifies as “independent” as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules. Upon his resignation expected 10 days after this Schedule 14f-1 is filed and mailed, no director will qualify as “independent”.

None of our directors qualify as an “audit committee financial expert”. We believe that our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the small size of our business and the fact that we have not generated any material revenues to date.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our board of directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to the address appearing on the first page of this Information Statement.

Code of Business Conduct and Ethics

As of the date of this Information Statement, we have not adopted a corporate code of business conduct and ethics.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Except as set out below, since the beginning of our last fiscal year we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of our average total assets for the last two fiscal years, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holders or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest:

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us, except as indicated:

  Any of our directors or officers;
  Any person proposed as a nominee for election as a director;
  Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
  Any relative or spouse of any of the foregoing persons who has the same house as such person;
  Immediate family members of directors, director nominees, executive officers and owners of 5% or more of our common stock.

On June 2, 2010 Mr. Ireneusz Antoni Nawrot advanced funds to us in the amount of $274. There is no due date for the repayment of the funds advanced by Mr. Nawrot. Mr. Nawrot will be repaid from revenues of operations if and when we generate revenues to repay the obligation. There is no assurance that we will ever generate revenues from our operations. The obligation to Mr. Nawrot is based on an oral contract and does not bear interest. There is no written agreement evidencing the advancement of funds by Mr. Nawrot or the repayment of the funds to Mr. Nawrot.

On June 25, 2010 we issued a total of 3,000,000 shares of restricted common stock to Mr. Nawrot for total cash proceeds of $3,000.

EXECUTIVE AND DIRECTOR COMPENSATION

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers by any person for all services rendered in all capacities to us for the fiscal period from our incorporation on June 2, 2010 to November 30, 2010 (our fiscal year end) and subsequent thereto to the date of this current report on Form 8-K.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Ireneusz Antoni Nawrot former President, Treasurer, and Secretary Director [1]	2011 2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Odelio Arouca CEO, CFO, Secretary, Treasurer and Director [2]	2011 2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

1 Mr. Nawrot resigned as an officer effective October 25, 2011 and will resign as a director of our company on the 11th day after the mailing of an information statement on Schedule 14F-1.
2 Mr. Arouca joined the company as a director and officer on October 25, 2011.

Compensation Discussion and Analysis

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our director or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our director or executive officers, except that stock options may be granted at the discretion of our board of directors from time to time. We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

There are no current employment agreements between our company and our executive officers or directors.

Mr. Ireneusz Antoni Nawrot devoted approximately 15 hours per week to manage the affairs of our company. He agreed to work with no remuneration until such time as our company receives sufficient revenues necessary to provide management salaries. At this time, we cannot accurately estimate when sufficient revenues will occur to implement this compensation, or what the amount of the compensation will be.

There are no annuity, pension or retirement benefits proposed to be paid to the officers or director or employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the company or any of its subsidiaries, if any.

Grants of Plan Based Awards and Outstanding Equity Awards at Fiscal Year-End

We have not adopted any equity compensation plan and no stock, options, or other equity securities were awarded to our executive officers since inception.

Long-Term Incentive Plan

Currently, our company does not have a long-term incentive plan in favour of any director, officer, consultant or employee of our company.

Compensation of Directors

Please refer to the Summary Compensation Table beginning on page 6 for information on compensation of our directors.

We have no formal plan for compensating our directors for service in their capacity as directors, although our directors may in the future receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee in the event that one is established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

WHERE YOU CAN FIND MORE INFORMATION

Our company files reports with the SEC. These reports include annual reports, quarterly reports as well as other information required to be filed pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

INDIGO INTERNATIONAL, CORP.

By:

/s/ Odelio R. Arouca
Odelio R. Arouca
CEO, CFO, Secretary, Treasurer and Director

Date: October 31, 2011